SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	Notice regarding Share Transfer of ORIX Bank Corporation, a Consolidated Subsidiary of ORIX Corporation
2.	Filing of Extraordinary Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 27, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Notice regarding Share Transfer of ORIX Bank Corporation, a Consolidated Subsidiary of ORIX Corporation

TOKYO, Japan – April 27, 2026 – ORIX Corporation (“ORIX”) announced today that it has decided to transfer all shares in ORIX Bank Corporation (“ORIX Bank”), a consolidated subsidiary of ORIX, to Daiwa Next Bank, Ltd. (“Daiwa Next Bank”), a consolidated subsidiary of Daiwa Securities Group Inc. (“Daiwa Securities Group”) (such transfer, the “Share Transfer”), and has entered into a share transfer agreement with Daiwa Next Bank (the “Share Transfer Agreement”).

1. Purpose of the Share Transfer

ORIX Bank was originally established in 1993 as Yamaichi Trust & Bank, Ltd., and joined the ORIX Group in 1998. As the group’s core banking company, it has developed businesses based on an approach unconstrained by conventional banking frameworks. By operating without physical branches or ATMs and focusing on transactions via the internet, it keeps operating costs low and is able to offer attractive deposit interest rates. In addition, it has an established business model centered on real estate-related lending and trust functions and currently focuses its operations on real estate investment loans and corporate loans.

In its real estate investment loan business, ORIX Bank provides financing for individual investors purchasing investment properties for the purpose of earning rental income, and holds a leading market share in the industry.

Its corporate loan business provides financing to industry sectors with strong growth potential, such as renewable energy and logistics facilities, while also promoting an asset-turnover business model through the securitization business by leveraging its trust functions.

Daiwa Securities Group, guided by its management policy of “Maximizing the Value of Customer Assets,” is working to strengthen its asset consulting services for both individual and corporate customers. Daiwa Next Bank upholds the management vision of becoming “the best partner for building customer assets” and, since commencing operations in 2011 to function as a gateway to the group’s securities business, has achieved steady growth by focusing on low-cost management and a market-based investment business model.

ORIX has been supporting the foundational strength and growth of ORIX Bank by leveraging ORIX Group’s broad sales network and sophisticated financial know-how. In addition to its strong lending capabilities and trust functions, ORIX Bank has a highly specialized workforce, and its financial performance has remained solid, while its asset base is expanding steadily. However, the banking industry is entering a period of structural change, driven not only by the shift to a higher interest-rate environment but also by intensifying cross-sector competition amid ongoing digitalization. In addition, ORIX has set targets for 2035 of 15% ROE and 1 trillion yen net income, and is working to improve capital efficiency through the expansion of its asset management business.

In light of these changes in business environment and its management vision, ORIX has determined that, in order to achieve further growth for ORIX Bank, the optimal path is to allow it to develop as a comprehensive banking group, promptly responding to the shift toward a rising interest rate environment from the previous deflationary phase, and to enable it to expand into new customer segments and business opportunities. With this in mind, ORIX has determined that Daiwa Securities Group is the ideal partner to enhance the corporate value of ORIX Bank on a sustainable basis, thanks to its financial platform integrating securities and banking services, its strong capital and customer base, and high degree of strategic compatibility. Therefore, ORIX has decided to proceed with the Share Transfer.

2. Summary of Transfer of All Shares

(1)	Method	Transfer of shares owned by ORIX
(2)	Shareholding ratio before and after	Before the transfer	ORIX 100%
		After the transfer	Daiwa Next Bank 100%

3. Overview of Consolidated Subsidiary to be Transferred

(1)	Name	ORIX Bank Corporation
(2)	Location	ORIX Inui Building, 3-22-8 Shiba, Minato-ku, Tokyo
(3)	Name and title of representative	Kanji Teramoto, Representative Director and President
(4)	Description of business	Banking
(5)	Paid-in capital	45,000 million yen
(6)	Date of establishment	August 23, 1993
(7)	Major shareholders and shareholding ratio	ORIX Corporation 100%
(8)	Relationship between the listed company and aforementioned company	Capital relationship	ORIX owns 100% of the shares.
		Personnel relationship	ORIX seconds employees to, and accepts seconded employees from, ORIX Bank.
		Business relationship	ORIX has business relationships with the consolidated subsidiary, including fee-based customer referral arrangements, trust transactions, and office leasing.

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(9)	Consolidated subsidiary results and financial position for the past three years (Unit: Mn JPY)

Fiscal year	FY23.3	FY24.3	FY25.3
Net assets	263,916	253,370	270,399
Total assets	2,723,243	2,780,150	3,112,066
Net assets per share	219,930.24 yen	211,142.34 yen	225,332.85 yen
Ordinary income	63,339	64,384	70,356
Ordinary profits	28,199	28,266	29,928
Net income	19,503	19,721	20,893
Net income per share	16,253.27 yen	16,434.25 yen	17,411.40 yen
Dividend per share	- yen	25,000.00 yen	- yen

4. Overview of Company to Which the Shares are Being Transferred

(1)	Name	Daiwa Next Bank, Ltd.
(2)	Location	1-9-1 Marunouchi, Chiyoda-ku, Tokyo
(3)	Name and title of representative	Naoto Shimomura, President and Representative Director
(4)	Description of business	Banking
(5)	Paid-in capital	50,000 million yen (As of March 31, 2026)
(6)	Date of establishment	April 1, 2010
(7)	Net assets	175,913 million yen (As of March 31, 2026)
(8)	Total assets	6,891,663 million yen (As of March 31, 2026)
(9)	Major shareholders and shareholding ratio	Daiwa Securities Group Inc. 100%
(10)	Relationship between the listed company and the aforementioned company	Capital relationship	Not applicable
		Personnel relationship	One of the outside directors of ORIX concurrently serves as an outside director of Daiwa Securities Group Inc., an affiliate of the aforementioned company.
		Business relationship	Not applicable
		Related party status	Not applicable

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5. Number of Shares to be Transferred, Transfer Price, and Status of Shares Held before and after Transfer

(1)	Number of shares held before the transfer	1,200,000 shares (Number of voting rights: 1,200,000) (Percentage of voting rights: 100%)
(2)	Number of shares to be transferred	1,200,000 shares (Number of voting rights: 1,200,000)
(3)	Transfer price	370 billion yen*
(4)	Number of shares held after the transfer	0 shares (Number of voting rights: 0) (Percentage of voting rights: 0%)

*

The transfer price stated above is the agreed initial price for the shares held by ORIX that are subject to the transfer. The final transfer price will be determined following price adjustments as set forth in the Share Transfer Agreement.

6. Schedule of the transaction

(1)	Date of share transfer agreement for the transaction	April 27, 2026
(2)	Effective date of the share transfer	Scheduled to be completed by October 2026

7. Outlook

As a result of the Share Transfer, ORIX expects to record a gain on the sale of approximately 124.2 billion yen (income before tax) in its consolidated financial results for the fiscal year ending March 31, 2027.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

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Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

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Filing of Extraordinary Report

TOKYO, Japan — April 27, 2026 — ORIX Corporation (the “Company”) (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the transfer of ORIX Bank Corporation (the “Target”).

1.	Reason for Filing

The Company submits this extraordinary report as it has entered into a share transfer agreement with Daiwa Next Bank, Ltd. (the “Purchaser”) to transfer all issued shares of the Target.

As this transaction will result in a change in a Specified Subsidiary and in an event materially affecting the Company’s financial position, results of operations and cash flows, this extraordinary report is submitted pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), items (3) and (12) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

1.	Change in a Specified Subsidiary

(1)	Name, location, name and job title of representative, capital, and business description of the Specified Subsidiary

Name	ORIX Bank Corporation
Location	3-22-8 Shiba, Minato-ku, Tokyo
Name of representative	Kanji Teramoto, Representative Director and President
Capital	¥ 45.0 billion (as of March 31, 2025)
Business description	Banking business

(2)	The number of voting rights held in the Specified Subsidiary before and after the transfer, and the percentage of the total voting rights of the Specified Subsidiary’s shareholders, etc.

a.	Number of voting rights of the Specified Subsidiary held by the Company and its subsidiaries

Before the transfer	1,200,000 units
After the transfer	- units

b.	Ownership percentage of voting rights of the Specified Subsidiary in the total number of voting rights held by all the shareholders of the Specified Subsidiary

Before the transfer	100.00%
After the transfer	- %

(3)	Reason and date of transfer

Reason

On April 27, 2026, the Company has entered into a share transfer agreement with the Purchaser to transfer all issued shares of the Target. Upon closing of the transaction, the Target will cease to be a subsidiary of the Company, resulting in a change in a Specified Subsidiary.

Date	Scheduled to be completed by October 2026

2.	Event materially affecting financial position, results of operations and cash flows

(1)	Date of occurrence of the event

April 27, 2026 (date of agreement)

(2)	Content of the event

On April 27, 2026, the Company has entered into a share transfer agreement with the Purchaser to transfer all issued shares of the Target. Based on this agreement, the share transfer is scheduled to be completed by October 2026.

As a result of this transaction, the Target will no longer be a consolidated subsidiary of the Company.

(3)	Impact of the event on income

As a result of the transfer, the Company expects to record approximately ¥318.4 billion in “gains on sales of investments in affiliates” as extraordinary income in the non-consolidated financial statements for the fiscal year ending March 31, 2027 and approximately ¥124.2 billion in income before income taxes relating to the transfer in the consolidated financial statements for the fiscal year ending March 31, 2027.